

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2011

Marc D. Grodman, Chief Executive Officer
Bio-Reference Laboratories, Inc.
481 Edward H. Ross Drive
Elmwood Park, New Jersey 07407

> **Re:** **Bio-Reference Laboratories, Inc.**
> **Form 10-K for the Fiscal Year Ended October 31, 2010**
> **Filed January 14, 2011**
> **File No. 000-15266**

Dear Mr. Grodman:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 31, 2010

1. Please confirm that you will incorporate the draft changes in your response letter for prior comments eight and 11 in an amended Form 10-K for the fiscal year October 31, 2010.

Management's Discussion and Analysis, page 10

Tabular Presentation of Results of Operations, page 11

2. We read your response to our prior comment three. However, a full non-GAAP income statement is generally not allowed as it attaches undue prominence to the non-GAAP information. Please revise to eliminate the non-GAAP income statement.

Results of Operations, page 12

3.   We note your response to comment four of our letter dated March 28, 2011. Please
        revise your Form 10-K to incorporate your response regarding the increases in your
        patient volume and sales force. Your response should also incorporate changes relating
        to other known trends, demands, commitments, events and uncertainties, as requested in
        prior comment four.

Critical Accounting Policies – Accounting for Revenue and Accounting for Contractual Credits
and Doubtful Accounts, page 15

4.   We read your response to our prior comment five. Your response does not address our
        comment in its entirety, therefore we reissue the comment. Please expand disclosure to
        provide greater insight into how management estimates the contractual adjustments and
        discounts especially with third party payors. We note that contractual adjustments were
        76%, 75% and 71% of gross revenues for the fiscal years 2010, 2009, and 2008. Please
        discuss the critical assumptions and judgments management uses to determine the basis
        and the magnitude of these contractual adjustments. Also, please discuss if management
        analyzes actual contractual adjustments realized and modifies estimates prospectively.

Executive Compensation, page 20

5.   We note your response to comment nine of our letter dated March 28, 2011, and we
        reissue it in part. We note your Senior Management Incentive Bonus Plans for 2009 and
        2010 involve amounts that vary from 4% to 25% of a named executive officer's gross
        wages if certain performance targets are met. Please revise your Compensation
        Discussion and Analysis to discuss how the compensation committee determined which
        percentage should apply in light of your performance. For example, it is unclear whether
        the bonus for the 2009 Plan awarded as a percentage of gross wages in between 10% and
        25% based on the compensation committee's discretion or on a pro rata formula based on
        their performance measure. Also, please revise to clarify which companies the
        compensation committee used to compare whether its base compensation for its named
        executive officers for fiscal year 2010 was appropriate. The companies you disclose in
        the response letter are in reference to the December 2010 employment agreement for Mr.
        Grodman.

Financial Statements
Note 2 – Summary of Significant Accounting Policies
Contractual Credits and Provision for Doubtful Accounts, page 40

6.   We read your response to our prior comment 13. Your response did not address our
        comment in its entirety. We therefore reissue the comment, in part. Please provide to us

Marc D. Grodman
Bio-Reference Laboratories, Inc.
May 27, 2011
Page 3

        the amounts of contractual adjustments that you recognized in a subsequent period for
        each year for which an income statement is presented.

        Questions may be directed to Blaise Rhodes at (202) 551-3774 or Nasreen Mohammed,
at (202) 551-3773 for accounting issues and Edwin S. Kim at (202) 551-3297 or James Lopez at
(202) 551-3297 for all other issues.

                                    Sincerely,

                                    /s/ James Lopez (for)

                                    John Reynolds
                                    Assistant Director